NO ACT

PE
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010473

January 19, 2010

Received SEC
JAN 19 2010
Washington, DC 20549

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-19-2010

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

Dear Mr. Larkins:

This is in response to your letters dated December 17, 2009 and January 6, 2010 concerning the shareholder proposal submitted to Honeywell by William Steiner. We also have received a letter on the proponent's behalf dated December 28, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 17, 2009

The proposal requests that the board of directors adopt a policy that, whenever possible, the board's chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Honeywell's 2010 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

January 6, 2010

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Supplemental Submission
Regarding a Shareowner Proposal Submitted by Mr. William Steiner

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are filing this letter by email to supplement the no-action request that we submitted on December 17, 2009 (the "No-Action Request") regarding the shareowner proposal submitted by Mr. William Steiner, who is represented by Mr. John Chevedden (collectively, the "Proponents"), for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials"). The purpose of this supplemental submission is to reply to the letter submitted to the Staff by Mr. Chevedden, dated December 28, 2009, in response to the Company's No-Action Request. Pursuant to Rule 14a-8(j), we are also filing six hard copies of this letter.

As stated in the Company's No-Action Request, Honeywell will include the shareowner proposal submitted by the Laborers National Pension Fund (the "Laborers Proposal") in its 2010 Proxy Materials. In light of the earlier submitted Laborers Proposal, a substantially identical shareowner proposal submitted by the Miami Fire Fighters' Relief & Pension Fund has been withdrawn. Accordingly, we have requested no action relief solely with respect to the third, later-received Proposal submitted by Mr. Steiner.

We hope this clears up any ambiguity that may have existed regarding these proposals. For the reasons set forth in our No-Action Request, we respectfully reiterate our request that the

Staff confirm that it will not recommend any enforcement action to the Commission if Honeywell omits the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(11).



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

cc: Mr. John Chevedden (via e-mail)
Mr. William Steiner (via Federal Express)

#256353

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

#1 William Steiner's Rule 14a-8 Proposal
Honeywell International (HON)
Independent Board Chairman Topic

Ladies and Gentlemen:

This responds to the December 21, 2009 no action request.

The company leaves open the question that the company in fact claims duplication where no duplication exists. There are numerous possibilities of no duplication as of the date of this reply or as of a date prior to the publication of the definitive proxy:

1) The Laborers and Firefighters may have already withdrawn their proposals.
2) The company could be planning to request exclusion of the Laborers and Firefighters proposals.
3) The company may be planning to reach agreement for withdrawal of the Laborers and Firefighters proposals due to substantive or technical issues.
4) The company may be planning to reach agreement for withdrawal of the Laborers and Firefighters proposal by taking action unrelated to the topic of this proposal.

Furthermore, the company makes no statement on whether it intends to publish the Firefighters proposal in its 2010 definitive proxy.

An expanded response is under preparation

Sincerely,



John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

#1 William Steiner's Rule 14a-8 Proposal
Honeywell International (HON)
Independent Board Chairman Topic

Ladies and Gentlemen:

This responds to the December 21, 2009 no action request.

The company leaves open the question that the company in fact claims duplication where no duplication exists. There are numerous possibilities of no duplication as of the date of this reply or as of a date prior to the publication of the definitive proxy:

1) The Laborers and Firefighters may have already withdrawn their proposals.
2) The company could be planning to request exclusion of the Laborers and Firefighters proposals.
3) The company may be planning to reach agreement for withdrawal of the Laborers and Firefighters proposals due to substantive or technical issues.
4) The company may be planning to reach agreement for withdrawal of the Laborers and Firefighters proposal by taking action unrelated to the topic of this proposal.

Furthermore, the company makes no statement on whether it intends to publish the Firefighters proposal in its 2010 definitive proxy.

An expanded response is under preparation

Sincerely,



John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>

[HON: Rule 14a-8 Proposal, November 11, 2009]
3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

The merits of this Independent Board Chairman proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $30 million for David Cote. The Corporate Library took issue with Honeywell's decision to reward executives handsomely despite falling short of all three performance targets (earnings per share, cash flow from operations and sales divided by working capital). Mr. Cote would receive $46 million if his employment was terminated in connection with a change in control. Related to this each director assigned to our executive pay committee received more than 25% in against-votes: Gordon Bethune, Clive Hollick, Bradley Sheares and John Stafford (the committee chairman no less, with 16-years director tenure and also assigned to our audit committee).

Our directors also served on boards rated "D" by The Corporate Library: David Cote, JPMorgan (JPM), John Stafford, Verizon (VZ), Gordon Bethune, Sprint (S) and Linnet Deily, Chevron (CVX). We had no shareholder right to cumulative voting, act by written consent or a lead director.

The above concerns shows there is need for improvement. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 17, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by William Steiner

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company," or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mr. William Steiner, and represented by Mr. John Chevedden (the "Proponents"), for inclusion in the Company's proxy materials for the 2010 annual meeting of shareowners (the "2010 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if the current chairman ceases to be independent between annual shareholder meetings.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2010 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange Commission (the "Commission") if the Company omits the Proposal under Rule 14a-8(i)(11), which permits a company to exclude a proposal from its proxy materials "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." We are sending a copy of this letter by email to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2010 Proxy Materials.

The Proposal is substantially duplicative of another proposal that the Company received before receiving the Proposal. In particular, the Company will include in its 2010 Proxy Materials the following substantially identical proposal that it had received by fax on November 2, 2009 from the Laborers National Pension Fund, a copy of which is attached as Exhibit B (the "Laborers Proposal"). The Company received the Proposal by fax on November 11, 2009, 9 days after receiving the Laborers Proposal. The Laborers Proposal states:

> RESOLVED, That stockholders of Honeywell International, Inc., ("Honeywell" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Honeywell. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" are "substantially duplicative" even where such proposals differ as to their terms and scope. See Pacific Gas & Electric Company (Feb. 1, 1993).

In Time Warner Inc. (Feb. 26, 2009), for instance, relying on Rule 14a-8(i)(11), the Staff concurred that that the company could omit a proposal urging the company to adopt cumulative voting in light of its plan to include an earlier-received proposal on the same subject, even though the proposals were not identical. See also International Paper Co. (Feb. 19, 2008) (Staff concurred in omission of proposal on removing supermajority voting based on company's intent to include a proposal to adopt simple majority voting); JP Morgan Chase & o. (Mar. 5, 2007) (subsequent proposal requesting that 50% of future equity compensation awarded to senior executives be performance-based was excludable where previously submitted proposal requested that a significant portion of restricted stock and restricted stock units granted to senior executives be performance-based); Verizon Communications Inc. (Feb. 26, 2007) (subsequent proposal requesting that a significant portion of future stock option grants to senior executives be performance-based was excludable where previously submitted proposal requested that 75% of long-term incentive compensation awarded to senior executives be performance-based); Verizon Communications Inc. (Feb. 20, 2007) (subsequent proposal requesting that 75% of future equity compensation awarded to senior executives be performance-based was excludable where previously submitted proposal requested that no future stock options be awarded to anyone).

The Proposal and the Laborers Proposal not only share the same "principal thrust" and "principal focus," but they are substantially identical. Both proposals urge the company to adopt a policy that the Chairman of the Board be an independent director who has not previously served as a Company executive. Both proposals suggest cure mechanisms in the event that the Chairman were to cease to become independent. If the Company were to include both proposals, it would create confusion among shareowners, because they would be asked to vote on two proposals on the same subject matter and sharing the same objective. Accordingly, the Company respectfully requests that the Staff concur that the Company may omit the Proposal from its 2010 Proxy Materials in reliance upon Rule 14a-8(i)(11).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: William Steiner
John Chevedden (via e-mail)

#255962

Exhibit A

Larkins, Tom

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 11, 2009 6:04 PM
To: Larkins, Tom
Subject: Rule 14a-8 Proposal (HON)

Attachments: CCE00010.pdf



CCE00010.pdf (631 KB)

Mr. Larkins,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962

Dear Mr. Cote,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
PH: 973-455-2000
FX: 973-455-4413
Fax: 973 455-4807
FX: 973-455-4002
Jacqueline Whorms <jacqueline.whorms@honeywell.com>

[HON: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

The merits of this Independent Board Chairman proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $30 million for David Cote. The Corporate Library took issue with Honeywell's decision to reward executives handsomely despite falling short of all three performance targets (earnings per share, cash flow from operations and sales divided by working capital). Mr. Cote would receive $46 million if his employment was terminated in connection with a change in control. Related to this each director assigned to our executive pay committee received more than 25% in against-votes: Gordon Bethune, Clive Hollick, Bradley Sheares and John Stafford (the committee chairman no less, with 16-years director tenure and also assigned to our audit committee).

Our directors also served on boards rated "D" by The Corporate Library: David Cote, JPMorgan (JPM), John Stafford, Verizon (VZ), Gordon Bethune, Sprint (S) and Linnet Deily, Chevron (CVX). We had no shareholder right to cumulative voting, act by written consent or a lead director.

The above concerns shows there is need for improvement. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

Larkins, Tom

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Wednesday, November 11, 2009 6:06 PM

To: Larkins, Tom

Subject: Message received from *** FISMA & OMB Memorandum M-07-16 *** on 11/11/2009 at 6:06:19 PM.

Attachments: Fax-Nov-11-2009-18-06-19-2948.tif

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962

Dear Mr. Cote,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
PH: 973-455-2000
FX: 973-455-4413
Fax: 973 455-4807
FX: 973-455-4002
Jacqueline Whorms <jacqueline.whorms@honeywell.com>

[HON: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets. Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

The merits of this Independent Board Chairman proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $30 million for David Cote. The Corporate Library took issue with Honeywell's decision to reward executives handsomely despite falling short of all three performance targets (earnings per share, cash flow from operations and sales divided by working capital). Mr. Cote would receive $46 million if his employment was terminated in connection with a change in control. Related to this each director assigned to our executive pay committee received more than 25% in against-votes: Gordon Bethune, Clive Hollick, Bradley Sheares and John Stafford (the committee chairman no less, with 16-years director tenure and also assigned to our audit committee).

Our directors also served on boards rated "D" by The Corporate Library: David Cote, JPMorgan (JPM), John Stafford, Verizon (VZ), Gordon Bethune, Sprint (S) and Linnet Deily, Chevron (CVX). We had no shareholder right to cumulative voting, act by written consent or a lead director.

The above concerns shows there is need for improvement. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Mardrus, Linda M.

From: Mardrus, Linda M. on behalf of Larkins, Tom
Sent: Friday, November 20, 2009 1:13 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareowner Proposal - Independent Board Chairman
Attachments: Scan001.PDF

Please see the attached letter.

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
(973) 455-5208

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

November 20, 2009

VIA FEDERAL EXPRESS

Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden *(via e-mail)*

*** FISMA & OMB Memorandum M-07-16 ***

Dear Messrs. Steiner and Chevedden:

This will confirm receipt by fax on November 11, 2009 of your letter submitting a proposal entitled "Independent Board Chairman" for inclusion in Honeywell's proxy statement for its 2010 Annual Meeting of Shareowners (the "Proposal").

Prior to our receipt of the Proposal (for which Mr. Steiner has designated authority to Mr. Chevedden to act on his behalf), we received two shareowner proposals which we believe are substantially duplicative of the Proposal. (Copies of these other proposals are enclosed for your review). As you know, later-received substantially duplicative proposals are considered excludable from the proxy statement by the SEC staff. Accordingly, we respectfully request that you withdraw your proposal. Please confirm your willingness to do so. Withdrawal of the Proposal would save the time and expense associated with seeking its exclusion through a SEC no-action request.

Furthermore, we have not yet received documentation from Mr. Steiner to support his statement of ownership. Pursuant to Rule 14a-8(f), the record holder of the shares must provide documentation evidencing that Mr. Steiner has continuously owned shares of Honeywell common stock having at least $2,000 in market value for at least one year prior to November 11, 2009, as required by Rule 14 a-8(b).

Mr. Steiner only needs to submit the requested information if the Proposal will not be withdrawn in light of the earlier-received substantially duplicate proposals. In that case, the information requested should be sent to my attention at the address set forth above. Under Rule 14a-8(f), such response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Thank you for your cooperation in this matter. Please do not hesitate to call me if you have any questions.

Sincerely,



#255177

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

TELECOPIER COVER SHEET

Date: 11/2/09

From: LU BETH GREENE

Number of Originals, Including this Page: 3

To: Mr. Thomas Larkins

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Sent Via Fax 973-455-4413

November 2, 2009

Mr. Thomas Larkins
Vice President, Corporate Secretary and Deputy Corporate Counsel
Honeywell International, Inc.
101 Columbia Road
Morristown, NJ 07962

Dear Mr. Larkins,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 8,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,



LuBeth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure



RESOLVED: That stockholders of Honeywell International, Inc., ("Honeywell" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Honeywell. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. David Cote holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Honeywell require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Honeywell, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.


MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

November 5, 2009

BY OVERNIGHT DELIVERY AND FAX
(973-455-4413)

Mr. Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962-2497

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Larkins:

In my capacity as Chairman of the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Honeywell International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,



Erik Pace, Chairman

Shareholder Proposal

RESOLVED: That stockholders of Honeywell International (the "Company"), urge the Board of Directors (the "Board") to amend the Company's bylaws, effective upon the expiration of current employment contracts, to require that an independent director, who has not previously served as an executive officer of the Company, be its Chairman of the Board of Directors. The policy should be implemented so as not to violate any contractual obligation. It should also specify the process for selecting a new independent chairman if the current chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as chairman.

Supporting Statement

We believe it is the responsibility of the Board to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's business and affairs.

The Millstein Center for Corporate Governance and Performance at the Yale School of Management and the Chairmen's Forum endorsed a policy in March 2009 calling on U.S. public companies to separate the roles of chairman of the board and CEO. An independent chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board," the policy notes.

We believe that when a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. Andrew Grove, former chairman and CEO of Intel Corporation, recognized this, and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

An independent chairman is already the prevailing practice in the United Kingdom and other countries. A shareholder proposal asking our Board to adopt an independent chairman policy received 47.7% of the votes in 2005.

We urge a vote FOR this resolution. We believe an independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board.

Larkins, Tom

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 30, 2009 1:02 PM
To: Larkins, Tom
Cc: Katzel, Jacqueline
Subject: Rule 14a-8 Broker Letter-(HON)
Attachments: CCE00007.pdf

Mr. Larkins,
Please see the attached broker letter. Please advise on Tuesday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 30 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5100 shares of Honeywell INTL INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/11/2008, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-30-09 # of pages ▶
To Thomas Larkins	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 973-455-4413	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Mardrus, Linda M.

From: Larkins, Tom
Sent: Thursday, December 10, 2009 1:28 PM
To: FISMA & OMB Memorandum M-07-16 ***
Subject: Shareowner Proposal - Independent Board Chairman
Importance: High
Attachments: Scan001.PDF

Mr. Chevedden –

We have not yet received your response to the withdrawal request set forth in the attached letter, dated November 20, 2009. Please advise as to your intentions.

From: Mardrus, Linda M. **On Behalf Of** Larkins, Tom
Sent: Friday, November 20, 2009 1:13 PM
To: FISMA & OMB Memorandum M-07-16 ***
Subject: Shareowner Proposal - Independent Board Chairman

Please see the attached letter.

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
(973) 455-5208

Exhibit B

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

TELECOPIER COVER SHEET

Date: 11/2/09

From: LU BETH GREENE

Number of Originals, Including this Page: 3

To: MR. Thomas Larkins

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Sent Via Fax 973-455-4413

November 2, 2009

Mr. Thomas Larkins
Vice President, Corporate Secretary and Deputy Corporate Counsel
Honeywell International, Inc.
101 Columbia Road
Morristown, NJ 07962

Dear Mr. Larkins,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 8,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,



LuBeth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure



RESOLVED: That stockholders of Honeywell International, Inc., ("Honeywell" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Honeywell. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. David Cote holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Honeywell require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Honeywell, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.